Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Howard Bancorp, Inc.

Commission File No.: 001-35489

Date: July 20, 2021

This filing relates to the proposed merger of Howard Bancorp, Inc. with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 12, 2021

The following is the transcript of an excerpt of the conference call held by F.N.B. Corporation on July 20, 2021. The purpose of the call was to discuss the second quarter earnings results of F.N.B. Corporation, and included a discussion of the proposed merger. This transcript was prepared by a third party and has not been independently verified by F.N.B. Corporation and may contain errors.

F.N.B. Corporation

Second Quarter 2021 Earnings

July 20, 2021 at 8:30 a.m. Eastern

CORPORATE PARTICIPANTS

Vince Delie – Chairman, President and Chief Executive Officer

Vince Calabrese – Chief Financial Officer

Gary Guerrieri – Chief Credit Officer

Lisa Constantine – Investor Relations

PRESENTATION

Operator

Good morning and welcome to the F.N.B Corporation Second Quarter 2021 Earnings Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your touchtone phone. To withdraw your question, please press star then two. Please note, today’s event is being recorded.

I would now like to turn the conference over to Lisa Constantine, Investor Relations. Ms. Constantine, please go ahead.

Lisa Constantine

Thank you. Good morning, everyone and welcome to our earnings call. This conference call of F.N.B Corporation and the report it filed with the Securities and Exchange Commission often contain forward-looking statements and non-GAAP financial measures. Non-GAAP financial measures should be viewed in addition to and not as an alternative for our reported results prepared in accordance with GAAP. Reconciliations of GAAP to non-GAAP operating measures to the most directly comparable GAAP financial measures are included in our presentation materials and in our earnings release.

Please refer to these non-GAAP and forward-looking statement disclosures contained in our related materials, reports and registration statements filed with the Securities and Exchange Commission and available on our corporate website. A replay of this call will be available until July 27th and the webcast link will be posted to the About Us, Investor Relations and Shareholder Services section of our corporate website.

I will now turn the call over to Vince Delie, Chairman, President and CEO.

Vince Delie

Thank you and welcome to our earnings call. Joining me today are Vince Calabrese, our Chief Financial Officer, and Gary Guerrieri, our Chief Credit Officer.

First, I will provide a short review of the second quarter financial results. Then I’ll cover recent performance trends of our key business model before turning the call over to Gary and Vince for their remarks. Lastly, I’ll wrap up the call by discussing the key consideration of last week’s merger announcement with Howard Bancorp Inc.

[…]

Vince Delie

Thanks, Vince. I’d like to provide an update on the pending Howard acquisition. We are excited to begin the integration process with the Howard team. We are confident that our established leadership in the Mid-Atlantic market will work well with the talented bankers at Howard. We share a deep culture of client and community service, which should allow for a seamless transition in the coming months for all of our stakeholders. We also expect the conversion and integration to run smoothly as both organizations operate on a common core system.

As discussed previously, our decision to selectively enter a higher growth market through a combination of de novo locations, loan production offices and strategic acquisitions has F.N.B well-positioned today. With the Howard merger, we will grow to the number 6 deposit share in the Baltimore MSA, while adding meaningful customer density to the Mid-Atlantic region, which covers Maryland, Washington DC and Northern Virginia. Our long-term strategy is to best position our company in the markets where we have the ability to grow loans, low cost deposits and fee income organically through increasing our market share over the long term and expanding the universe of clients and prospects.

If you look at our market expansion strategy in the Mid-Atlantic, our four acquisitions since 2013 came at a lower relative acquisition cost with a weighted average price to tangible book of 1.5 times. Our growth strategy in the Mid-Atlantic region provided access to a population of 10 million and more than 300,000 businesses with revenue greater than $100,000. Since the end of 2015, our compounded annual organic loan growth for F.N.B in Maryland is 15%. Furthermore, as a company overall, we have nearly doubled our annual noninterest income since 2015 from $162 million to $294 million, most of which has to do with our investment in products and services, but also bringing those capabilities into our expansion markets and broadening our client relationships. Therefore, we are very excited about our long-term potential for growth as we offer our deep product suite to Howard’s customer base.

Looking specifically at some of the transaction highlights. The Howard franchise increases F.N.B.’s Baltimore deposits by $1.7 billion to $3.5 billion on a pro forma basis, while creating a combined organization of more than $41 billion in total assets. Additionally, the transaction carries lower execution risk given the in-market synergies. We view the transaction as financially attractive with a 4% EPS accretion with fully phased-in cost savings and enhanced pro forma profitability metrics, which include a 200 basis point improvement in the efficiency ratio and an internal rate of return greater than 25%.

Consistent with our approach to capital management, the transaction is expected to be neutral to CET1 at closing and includes minimal tangible book value dilution of 2%. As I noted earlier, our TBV growth this quarter alone was 2%, essentially earning the TBV dilution back in one quarter.

Our M&A strategy hasn’t changed from what we said in the last couple of quarters. First and foremost, our focus is on organic growth. But if opportunities arise where the target is in-market, has potential for significant cost saves and carries low execution risk with minimal tangible book value dilution, the potential acquisition becomes worthy of evaluation.

We are excited about the opportunities in front of us as our organization continues to flourish and evolve as a more diversified financial institution. Last month, we were honored to be named as the Top Workplace in Northeast Ohio for the 7th consecutive year and our 30th Workplace recognition overall, which are based solely on employee feedback.

In closing, we are focused on continuing our commitment to advance our market position by gaining scale and operational efficiency and by cultivating a great culture and meaningful lasting relationships with our clients and communities while simultaneously creating value for our shareholders.

With that, I will turn the call over to the operator for questions. Operator.

QUESTIONS AND ANSWERS

Operator

Yes, thank you. At this time, we will begin the question-and-answer session. To ask a question, you may press star then one on your touchtone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time we will pause momentarily to assemble the roster.

[…]

Frank Schiraldi

Okay, great, and then one last one if I could just in terms of M&A. Certainly Howard does fit the bill of what you’ve been talking about for the last few quarters, Vince, in terms of the potential strategy or what you look for in a partner. Just wondering, I guess maybe you never say never, but just wondering your thoughts on could you see something more expansionary larger on the M&A side or is that kind of largely off the table for you guys, just given what you are able to do on the organic side?

Vince Delie

Well, I think we’re still focusing on organic growth. Opportunistically, there may be opportunities that come up but we’re going to be keenly focused on tangible book value dilution as the governor. So that kind of rules out certain transactions, right? Unless we can get substantial cost takeout and it fits strategically and is active to our organic growth strategy, I would rule it out. If it works within our strategy and I said it pretty clearly I thought in the prepared comments, we’re going to look for those metrics that drive returns for shareholders and fits into our strategy, which I think we’ve executed extraordinarily well.

I reflect back to 2017. I don’t think there’s been a quarter where we missed what our forecasting has been. So, I think our employees have done an exceptional job integrating those companies. We’ve done a phenomenal job growing noninterest income. I mentioned that on the call, it’s more than double, almost all organic. And again, it’s the execution of our strategy against the market expansion and the accumulation of companies that we brought on through our acquisitions and through organic growth. So that continues to bode well for us. And I think we’ve got a lot of work to do on the digital front to continue to improve our interface, and we continue to drive activity from a technology perspective and that’s very exciting.

So, I think when you look at all of that that’s pretty much our M&A strategy. I think I’ve reinforced it in the script and hopefully that’s clear enough for everybody.

Frank Schiraldi

Yes, that’s great. Thank you. Thanks for all the color. That’s all I have.

Vince Delie

Thank you. Yes, I appreciate it. Thanks, Frank.

[…]

Michael Perito

Got it. Helpful. And then just one last question for me, just regarding Howard. I appreciate the additional color. Looking at Howard’s recent results, it seemed like over the last quarter or two particularly, they’d start to really show some good organic growth despite everything going on and after some initial slowdown after their transaction they had with 1st Mariner. I’m just curious, I mean, I imagine that’s a critical piece of this for you guys as you mentioned, trying to be additive to your Baltimore growth. I’m just curious if you have any color you can provide on the retention of that lending team and how you expect them to fit into your already growing operation in the greater Baltimore region.

Vince Delie

That’s a great question and I’m happy to answer it. I think when we first set out to do due diligence on Howard, we didn’t know what we would find. And as we dug deeper into the information, we became extremely confident with the quality of the people and the quality of the portfolio. And I think this is one of the lowest credit marks we’ve had. Believe me Gary and his team do a fairly extensive job, Tom Fisher, Gary, the whole team evaluating risk within those targets. We’re very seasoned at doing acquisitions and many of us have been here for a number of years. I’ve personally been here for I think 15 or 17, I don’t remember, but there’s quite a bit of due diligence that goes on.

We were very impressed with the people, with the culture, with Mary Ann’s leadership. I know the company has struggled a little bit, but when you look at the opportunity for us, just in the DDA accounts, we had 40,000 customers in the Baltimore market. With our data analytics teams, with our digital strategy on the consumer side that provides substantial benefit.

If you look at the opportunities from a mortgage lending perspective in the market, it’s been a big contributor for our success, the Mid-Atlantic region in total. They are in mortgage banking. That provides us with a tremendous amount of opportunity in the consumer segment relative to mortgage banking.

If you look at commercial banking, their legal lending limit was relatively small. While they have a really, we think, a pretty solid customer base, they don’t offer derivatives. They don’t offer international banking. They don’t offer as many treasury management services as we offer.

So, there’s a substantial opportunity, which by the way, this has not all been modeled. We think over time, just like we did with the rest of the company with noninterest income growth, we have an opportunity with that portfolio.

And Gary, I don’t know if you want to talk about the credit due diligence or how we evaluated the opportunity.

Gary Guerrieri

The due diligence work that the team does, and as Vince mentioned, it’s a deep team. The group has done many of these transactions. We totally re-underwrote 80% of the commercial loan book at Howard and it checked out very, very nicely. Vince mentioned the credit market 1.7%. We also reviewed 20% of the retail book with the underwriting there evidence of lower risk underwriting, so felt very comfortable really across the books.

The philosophy around the commercial underwriting was very similar to ours. So, again, a lot of good work done there, felt very comfortable with the credit marks and the work that the team has done at Howard. So, we feel it’s a very good match from a cultural standpoint.

Vince Delie

And we also from a leadership perspective, we have strong leadership in Baltimore. Baltimore has been a double-digit performer for us from an organic perspective. We’ve grown 15% per year since 2013 there. So, we have a very strong team.

They have very good people. I’d say our focus is probably a little bit further up market. Their focus is middle market and small business. It fits in very well for us. So, there’s plenty of opportunities for their bankers to join our team and benefit plus we are keeping the credit officer. So, he will be one of the senior credit officers in the marketplace because he’s very confident.

The management team will be there tomorrow. So, we will have a meeting with the bankers tomorrow. We’re very excited about that and I think that we’ll be able to convey some of the things we’ve said today to those individuals. And I think they’ll be excited about the opportunity for them to cross-sell additional products and services and to serve their clients.

I don’t remember if you’ve asked me anything else, but I will tell you that we’re very excited about the opportunity to double our deposit share in Baltimore. There are a number of large players there. At number 6 deposit share with $3.5 billion, I think we nearly doubled number 7, and then it moves up fairly dramatically from there. So, having that additional scale in Baltimore, in the Mid-Atlantic region, is critically important.

So, look what it did for us in Pittsburgh? It substantially accelerated our ability to go after middle market opportunities and grow organically in Pittsburgh and I think the same will happen there.

Michael Perito

Got it. Helpful. Yes. The only other element was just the actual formal retention of lenders, but it sounds like that’s still being sorted out.

Vince Delie

And we are still working through that. Believe me, we’ve allocated substantial retention. We have a process that we use to evaluate talent and flight risk. We’ve done this a number of times.

Michael Perito

Right.

Vince Delie

I would say, despite what everybody believes, we’ve done a pretty good job of retaining who we wanted to retain throughout our history of acquisitions. So, I can’t say any more than that, I think.

Michael Perito

Yes, no, that’s perfect. Very helpful. Everyone thank you for the time and taking my questions.

Vince Delie

Thanks.

[…]

Samuel Varga

Great and then one final one from me with regards to the Howard acquisition. Could you give us some details on the accretion that you expect to recognize and the timeframe over which you expect to recognize that?

Vince Calabrese

Yes, I can touch on that. So when you net the credit mark accretion with the loan mark accretion and some of the smaller items, I mean, it really only totals to about 20 bps of 4% accretion. So, on a more cash accretion basis, you’re looking at 3.8% total accretion. In terms of over what timeframe, we assume a five-year life of the loan portfolio and that’s pretty much accretive straight line.    So, on a net basis, it’s relatively small and less than like $1 million, 4% including [overlapping voices] timing wise.

Samuel Varga

Got it. Thank you for providing the color. I appreciate it. That’s all from me.

[…]

Brian Martin

Got you. Okay, perfect. And then just go to the margin for a minute. Can you just give any thoughts on the margin accretion that comes from Howard? And then just on the core margin this quarter, it sounded as though obviously this is the second quarter of incremental increase, just how you’re thinking about that core margin going forward. I guess, it sounds like it’s at a bottom and should continue to trend higher based on some of the commentary on loan growth and maybe utilization getting better. But just kind of Howard add and then just a core margin, if you can give any color, Vince.

Vince Calabrese

I’ll touch on the core margin and maybe ask Vince to comment on the Howard impact, when I’m finished with that, which is just a couple of comments there. So, net interest income went up $5 million while the PPP contribution was up, too, purchase accounting was down too, so they kind of were a push there. So, the growth that we saw was driven by the spot loan growth, the 5.15 [ph] that we talked about, as well as continued reductions in the cost of interest bearing deposits.

So, as we go ahead from here, I mean, on interest bearing deposit cost side, we brought it down another 7 to 24 for the quarter, the spot is 22 basis points at the end of the quarter. We have continued benefit from CD maturities that continue to roll down. I mean, there’s $160 million to $200 million a month for the next three months that are on the books at 55 to 85 basis points coming in around 50 basis points or so. So, that will continue to provide some benefit. There’s still some opportunity on the commercial side, too. And I guess to put CDs in perspective, the total cost of that portfolio, [indiscernible], we look for that to come down another 15 basis points or so by the end of the year and that’s baked into our guidance.

As we look ahead to the third quarter excluding PPP, which we commented on there’s some variability there, we expect net interest income to be up slightly. The stronger the loan growth is, the stronger you get there of course and the core NIM to be flattish from here. I mean, we’re trading PPP for the normal loans as I would call them so that will roll through the portfolio. But flattish on the margin and up on net interest income given those factors that the loan growth plus the continued opportunity to bring down cost deposits.

Vince Delie

Yes. And on the impact to the overall margin with the Howard combination, as you know, Howard’s margin is higher than ours in the low to mid 3s. So, when you kind of flap them together, it is going to be modestly accretive to margin, I wouldn’t say a whole lot. And part of that’s also due to some of the balance sheet items that we plan to execute on that Vince alluded to earlier on. So, I’d say very modest contributions of higher margin.

Brian Martin

Perfect. Okay and then just the Baltimore loan portfolio today, I guess how does that stand? Maybe if you commented on that, maybe I missed. I’m sorry.

Vince Delie

When you say how does it stand, are you asking about the size of the portfolio?

Brian Martin

Just how is that trending today, the Baltimore portfolio loan?

Gary Guerrieri

Yes, it’s trending upwards, the exposure there is $3.3 million in total and balances are right around $2.5 billion, Brian.

Brian Martin

Two and a half, okay.

Gary Guerrieri

And it’s been moving up nicely at a 15% rate.

Brian Martin

Yes, that’s what it sounded like. And then just the last one or two from me was just on the—Vince, you gave a lot of color and I appreciate it on the M&A, just to kind of understand what’s happening there. I mean, just a dialog on M&A today I guess if you can give some color on that. And then just curious if you lay out what you would be looking at from an M&A perspective, how large a transaction could you potentially consider if it met the criteria you mentioned earlier? Just trying to understand where the opportunities are, how big an opportunity you may consider if it was appropriate.

Vince Delie

Yes, I don’t think, again I’m going to refer back to the comments that I made, Brian. I think that we’re going to focus on minimal tangible book value dilution, strong IRRs and we’re going to evaluate what’s best for the shareholders. And when you look at this transaction, this is the best way for us to deploy capital at this point in time. Obviously, if we start growing loans nicely that usually ends up being the highest return on capital invested. So, that’s how we look at it.

This particular—obviously given the activity, everybody knows, there’s quite a bit of M&A activity going on. So, it doesn’t take much to stumble across the conversation, Brian. We all know that. We’re going to be very disciplined in how we move forward. And that’s, yes, I think my prepared comments sums it all up.

Brian Martin

Okay, perfect. And then just last one was just on the buyback, I guess, just curious how you’re thinking about that today or is just how you see that unfolding in—

Vince Delie

Our acquisition as I mentioned again in my comments, the tangible book value dilution on a whole company basis was de minimis, right? We earned it already. It’s not going to change how we look at deployment of capital moving forward, which includes buybacks, the dividend, the whole ball of wax. So, we’re going to continue to deploy our disciplined capital management strategy that we laid out for you over the last few quarters and that’s still going to be part of our decision-making process.

Vince Calabrese

We will be opportunistic on the share repurchases, though, definitely in the—

Vince Delie

That’s not off the table.

Brian Martin

Yes. Okay, perfect. Just wanted to clear that up. So, thanks guys for taking the questions.

Vince Delie

Okay, thank you. I appreciate it. Good questions. Thank you.

[…]

CONCLUSION

Operator

Thank you. And this concludes our question-and-answer session. I would like to return the call to Vince Delie for any closing comments.

Vince Delie

I’d like to thank everybody for calling and we had great questions, very detailed questions. It was a solid quarter. I’d like to congratulate the team. I think everybody in the field really stepped up in managing expenses, taking redundant costs out of the company was a focus, growing loan portfolio was a focus. And all of that takes a tremendous amount of work and I’d like to thank our team for everything they’ve done. They’ve really stepped up and it shows in the quarter. So, thank you, and thank you for your support.

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements about the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date hereof, and FNB and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or Howard;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, FNB Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.

Participants in the Solicitation

FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.